SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

November 14, 2005

The Registrant is pleased to announce that it has received approval of its application to list its common shares on the American Stock Exchange (“AMEX”).  The Company’s common shares will begin trading on the AMEX on Tuesday, November 22, 2005. Minco’s trading symbol is “MMK”.  This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

2.

Exhibits

2.1

News Release dated November 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ Ken Z. Cai

Date:    November 21, 2005

Ken Z. Cai

President, CEO & Director

(Page 2)

Exhibit 2.1

TSX: MMM
For Immediate Release	November 21, 2005

NEWS RELEASE

MINCO TO TRADE ON

AMERICAN STOCK EXCHANGE

Minco Mining & Metals Corporation (the “Company”) (TSX: “MMM”; AMEX: “MMK”) is pleased to announce that it has received approval of its application to list its common shares on the American Stock Exchange (“AMEX”). Minco’s common shares will begin trading on the AMEX on Tuesday, November 22, 2005. Minco’s trading symbol is “MMK”.  This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

“We are very pleased to list on the American Stock Exchange, an important milestone for Minco. We have been working hard to expand our shareholder base in the United States and to increase our exposure to the US financial market”, commented Ken Cai, President and CEO of Minco. “A listing on AMEX will help us attract new financial partners in the US and provide all of our shareholders with increased liquidity.”

About Minco Mining

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, economic significance of results, type of mining method, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Minco’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.